Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT

PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
   Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

Note to the FTC: Get out more
Editorial
Chicago Tribune
September 1, 2007
Whole Foods Market Inc. said this week that it has lined up the lenders it needs to finance the buyout of its rival, Wild Oats Markets Inc. But it has been a long, strange trip to this deal between granola giants.
Bottom line: Whole Foods has survived some embarrassment, but federal regulators still look like they’re fighting 20th Century wars. They’re so focused on old models of markets that they can’t see the new markets right in front of them.
A quick recap: The Federal Trade Commission fought this deal, arguing that it would narrow competition in the market for organic foods.
U.S. District Judge Paul F. Friedman ruled Aug. 16 that that was not so, that grocery shoppers seeking organic and natural goods would still have plenty of choices if Whole Foods bought Wild Oats.
The FTC continued to oppose the merger, arguing that Friedman ignored evidence of an effort to corner the organic foods market. Whole Foods Chief Executive Officer John Mackey had caused some self-inflicted wounds by sending an e-mail that suggested the deal would allow his company to “avoid nasty price wars.” Mackey — you wouldn’t think a company CEO would have this much time on his hands — had also made anonymous comments on some Web sites that slapped at Wild Oats and boosted his own firm.
But the U.S. Court of Appeals for the District of Columbia rejected the FTC’s bid to block the merger, and it is now going forward.
If the beleaguered FTC is looking for new leadership, it might see if Judge Friedman has a candidate. Friedman’s 93-page opinion in this case made a pretty compelling argument that competition for natural and organic grocery goods in the U.S. will continue to thrive even if Whole Foods takes Wild Oats.
He first dealt with the critical question of defining the marketplace. Do these companies compete in the larger arena of supermarkets or in their own walled-off compound of “premium and organic supermarkets?” The companies argued it’s the former and the FTC that it’s the latter. In the FTC view, a post-merger Whole Foods would be free to raise prices or slash the quality of its organic and natural goods. Consumers would have no choice but to pay those prices or accept lower quality.
But anyone who has spent more than five minutes recently in a conventional grocery store knows that isn’t the case. They are expanding by the day their offerings of natural and organic produce and other goods. Why? Because more shoppers want it and supermarkets from Whole Foods to Jewel and Dominick’s are racing to accommodate that demand. Natural and organic produce and prepared foods are no longer considered specialty items. They are mainstream. The judge noted that conventional supermarkets already sell the majority of natural and organic goods in the U.S.
Cross-shopping is the norm, with customers on some days buying organic and natural goods at Jewel or Dominick’s and other days buying those goods at Whole Foods, Trader Joe’s or even big boxes like Costco and Wal-Mart. It depends on convenience, price, quality, service.
The FTC may not consider conventional supermarkets to be competitive with Whole Foods. But Whole Foods does. When scouting a new store location, Whole Foods “systematically considers every significant supermarket chain in the area a potential competitor,” Friedman wrote. When a new Whole Foods store opens in a market, most of Whole Foods sales come from other supermarkets in the area — even when a Wild Oats store is nearby.
This isn’t the only recent example of the government trying to block a merger using a narrow, outdated definition of the market. That’s an issue in the proposed marriage of satellite radio companies XM and Sirius, too. XM and Sirius have a load of competitors in radio.
The FTC folks really ought to get out more. Go shopping. Flip on the radio. You’ll be amazed at the choices.

Satellite Merger Good For Diversity
Blacks give nod to XM and Sirius
By George Alexander
Black Enterprise
August 30, 2007
While some lobbyists oppose the merger between satellite radio companies XM and Sirius, the NAACP has given the proposed merger a vote of confidence. Earlier this year the two entities announced their plans to merge in a transaction valued at $13 billion. The merger is pending regulatory approval with a decision expected this fall.
XM and Sirius have both been strong presenters of diverse programming, a major factor the NAACP cites in supporting the proposed merger. XM’s channel The Power, with shows featuring Rev. Al Sharpton and activist Joe Madison, is known for offering some of the most provocative talk radio in the country covering issues affecting African Americans. XM also carries shows featuring Oprah Winfrey, Maya Angelou, Wynton Marsalis and Tyra Banks. Sirius, too, offers shows featuring Black celebrities and sports figures such as Keyshawn Johnson, Tiki Barber, Jamie Foxx and 50 Cent.
In addition to diversity on the airwaves, a diverse workforce is also an important issue to consider when examining the tenets of major media consolidations. The NAACP is also sanguine on that front. “We understand that both companies maintain a strong commitment to diversity and utilize significant resources to recruit and retain minority talent and leadership at all levels,” said NAACP Washington Bureau director Hillary Shelton in a letter to the FCC. While it has been announced that Mel Karmazin, CEO of Sirius, would be CEO of the combined company and Gary Parsons, chairman of XM, would be chairman of the new company, XM president Nate Davis, who is African American and a member of XM’s board since 1999, plans to play a pivotal role in the new company.
Opponents of the merger, chiefly the National Association of Broadcasters, a trade association representing local radio and TV stations, contend that the merger creates a monopoly. Davis, on the other hand, argues that the merger operates in the best interest of consumers by offering more choices and lower prices. “The only way you can get programming from the two companies (XM and Sirius) today is to buy two subscriptions totaling $25.90,” he says. Under the merger, satellite consumers will be able to choose a la carte pricing plans starting at $6.99 per month.
Management suggests in a world of increasingly robust competition from other forms of audio entertainment, news and information, the merger is necessary in order for the satellite giants to remain competitive. “Although the two companies will become one,” says Davis, “we are still competing with iPods, FM radio, AM radio, MP3 players, cell phones and Internet radio.”
On issues like the fast-spreading rumor that shock man Don Imus may soon return to radio via satellite, Davis, who has been a proponent of diversity, says candidly, “I believe that people have to be accountable for what they say. We all have a responsibility to be respectful of others when we talk on the air and we have no plans to put Imus on the air. We’re not talking to him at all.”
While the fate of the XM-Sirius merger rests in the hands of the FCC and the Dept. of Justice, right now it looks like consumers and African American talent alike could be in for a huge win.
George Alexander’s column on the business of entertainment appears weekly at blackenterprise.com. He is the author of Why We Make Movies (Random House, $15.95), and Queens: Portraits of Black Women and their Fabulous Hair (Random House, $29.95).

Competitive Electronics
BY MARK FOWLER
The New York Sun
September 5, 2007
As chairman of the Federal Communications Commission in 1981, I was visited by a lobbyist for the broadcast industry. Over-the-air broadcasters vehemently opposed the FCC’s authorization of Direct Broadcast Satellite television services, and the lobbyist quickly launched into his preamble: “We are all for competition, Mr. Chairman, but ... “
Meaning, “forget what I said up to the word ‘but,’ and now listen carefully...”
In observing the broadcasters’ intense negative reaction to the proposed merger of the two satellite radio companies, XM and Sirius, it struck me that little has changed in 26 years. Each year, the skies over Washington darken as the Lear jets bring industry lobbyists to the latest battlefront against competition and its offshoot — mergers that enhance competition.
In 1981, we were only beginning to envision the possibilities of satellite-delivered entertainment media services. Twenty-six years later, we live in an entertainment media marketplace that features a striking — and exciting — competitive dynamic beyond anything we could have envisioned. Although traditional over-the-air radio remains the most dominant audio entertainment platform, continued technological innovation has forced broadcasters to confront that they must offer better service and more choices to consumers if they are to compete and survive.
Satellite radio offers a perfect example of the phenomenon. Although it is a relatively nascent service, launched a little more than five years ago, satellite radio today offers diverse programming targeted to many audiences and tastes, largely on a commercial-free basis, using very high-quality digital signals.
And, in spite of the fact that satellite radio constitutes only 3.4% of radio listening today, traditional over-the-air radio operators have understood the potential threat and have had no choice but to compete, and have been dragged, albeit kicking and screaming, into the digital age.
Thus, the broadcast industry recently introduced and is pushing its own “HD Radio” initiative to allow radio stations across the country to offer multiple new, high-quality digital channels.
This is all to consumers’ benefit. In the mean time, satellite and terrestrial radio also have been besieged by a host of additional competitors: iPods and other MP3 players, Internet radio services, and now mobile phones. All offer exciting new means of providing audio entertainment to consumers.
That is how things should be. Indeed, it is the precise dynamic that American communications and entertainment media policy should continue to foment. If the two satellite radio companies, each only several years old, need to combine to be more effective competitors in an audio entertainment marketplace teeming with technological change and innovation, the government should not stand in the way.
In the end, satellite radio may or may not survive, but let that be decided by the people through their electronic choices in the marketplace.
Mr. Fowler served as chairman of the Federal Communications Commission during the administration of President Reagan.

Satellite Radio Should Cross Signals, Ex-F.C.C. Chair Says
Andrew Ross Sorkin
New York Times
September 5, 2007
The proposed merger between the nation’s two satellite radio players has received support from a seemingly unlikely source: a former Federal Communications Commission chairman.
In an opinion piece in Wednesday’s New York Sun, Mark Fowler argues that combining Sirius and XM would provide a vibrant competitor to the terrestrial radio networks. In fact, he says, they already have pushed the established players further into the digital age — to consumers’ benefit.
Announced in February, the merger, once seen as unlikely, has been under intense scrutiny by the F.C.C. The National Association of Broadcasters, an industry lobbying group, has decried the proposed deal as a violation of federal antitrust rules. XM and Sirius argue that instead of creating a monopoly in the satellite radio space, their market place is the spectrum of audio broadcasters, including terrestrial networks and Internet-based audio.
Mr. Fowler, who chaired the F.C.C. under Ronald Reagan, says in his piece that the nascent industry has already spurred traditional broadcasters to innovate. The introduction of high-definition digital signals was a direct response to satellite radio, which holds only about 3 to 4 percent of the radio market.
Mr. Fowler, whose term was marked by a preference for deregulation, hews closely to the satellite broadcasters’ arguments and says that ultimately the more consumer choice, the better: “In the end, satellite radio may or may not survive, but let that be decided by the people through their electronic choices in the marketplace.”

September 4, 2007
The Honorable Kevin J. Martin, Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, DC 20554

Re:	Application for Authority to Transfer Control of XM Radio Inc. and Sirius Satellite Radio Inc., MB Docket No. 07-57
Dear Chairman Martin:
     I am writing to express my support for the proposed merger of XM Radio Inc. and Sirius Satellite Radio Inc., which is currently under your review in MB Docket No. 07-57. The proposed merger should be considered in the context of a broad market definition, which includes the entire marketplace for audio entertainment. Under such an appropriate definition, the merger would combine only a small percentage of the market, but would lead to significant pro-consumer benefits. I, therefore, believe the merger is in the public interest and urge that the Commission approve it.
     The relevant market for competition purposes is the entire marketplace for audio entertainment, including terrestrial radio, Internet radio and Internet-protocol enabled applications. The relevant market clearly includes all of terrestrial radio, as evidenced by repeated statements by leading broadcast companies that they are in competition with satellite radio. The strong opposition of the NAB to the merger lends credence to the reality that terrestrial and satellite radio are in direct competition.
     The relevant market also includes Internet radio and both Internet-based streams and Internet delivered downloads of music.
     In that large, highly competitive market, satellite radio is a small player. In a Fall 2006 Arbitron survey, satellite radio listening accounted for only 3.4% of all radio listening. That same survey showed that satellite radio listeners are avid listeners to terrestrial radio. In fact, satellite radio listeners listen to XM or Sirius for 10.75 hours weekly while they listen to terrestrial radio more, for an average total of 14 hours weekly. They listen to Internet radio 8.25 hours weekly.

The Honorable Rick Boucher
September 4, 2007

     These figures clearly show that satellite radio is in competition with terrestrial radio, that people who listen to satellite radio interchange their listening patterns among various radio sources and that satellite radio listeners are listening to terrestrial radio more than twice as much as they listen to satellite radio. Not only do listeners treat the market as unified among satellite, terrestrial and Internet radio, they prefer terrestrial radio to either of the other mediums.
     With respect to consumer benefits, both companies maintain separate entertainment offerings at the present time. The merger would extend to consumers larger choices from among those program offerings. The companies recently announced that they will offer a total of eight program packages post-merger, including several options that will enable consumers to select channels on an a la carte basis. Moreover, the extra bandwidth which the elimination of duplication would produce will result in the offering of more public interest programming than either company now offers. The combined company will be able to expand diverse programs for underserved interests, such as for foreign language and religious programming.
     For these reasons, I urge the Commission to complete its review of this transaction and allow the two companies to proceed with their merger plans.
     Thanking you for your consideration of these comments, I remain with kind personal regards
Sincerely,

Rick Boucher
Member of Congress
RB/jas

cc:	Commissioner Michael J. Copps Commissioner Jonathan S. Adelstein Commissioner Deborah Taylor Tate Commissioner Robert M. McDowell